SIDLEY AUSTIN BROWN & WOOD LLP

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TELEPHONE 212 839 5300
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www.sidley.com

FOUNDED 1866

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December 13, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
Grupo Industrial Saltillo, S.A. de C.V.
("GISSA"), File No. 82-5019

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit the following document on behalf of GISSA:

1. GISSA press release, dated December 9, 2002, regarding the construction of a new ceramic tile plant.

This letter and the enclosed document are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by GISSA that it is subject to the Act.

Please acknowledge receipt of this letter and the above-listed document by stamping and returning the enclosed copy in the self-addressed, stamped envelope provided for your convenience.

dlw 12/26

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5643.

Best regards,

Michael Cummings

(Enclosure)

cc: Messrs. M. I. Fernandez
(Grupo Industrial Saltillo, S.A. de C.V.)
H. M. Kleinman

For Immediate Release

Grupo Industrial Saltillo Announces a US$42 Million Investment for the Construction of a New Ceramic Tile Plant

Saltillo, Mexico, December 9, 2002 – Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced a US$42 million investment for the construction of a new ceramic tile plant in the city of Chihuahua.

This plant will increase Vitromex's total annual production capacity in excess of 20%, and is expected to start production during the second half of 2004. This project will incorporate the latest technologies positioning Vitromex as the lowest cost producer in the Nafta region. Given its location, it will also significantly reduce transportation costs for products sold in Northern Mexico.

"The ceramic tile industry has grown at an annual rate of more than 10% over the last four years, and we are confident that this trend will continue," commented Mr. Rodolfo Fernández, Director General of the Building Materials Division.

Mr. Fernández continued, "At the same time, the plant's strategic location in the city of Chihuahua will allow Vitromex to more efficiently cater to Northern Mexico and the U.S., two of the highest growth regions for our business."

Mr. Juan Carlos López, Vice President, Consumer Products, said, "The Ceramic Tile business has become one of GISSA's most important business segments. We have invested approximately US$100 million over the past four years, strategically opening new plants in Mexico's highest growth regions allowing us to continuously increase our market share. With this new plant, Vitromex will consolidate its position as the largest producer of ceramic tiles in Mexico and the most technologically advanced in the Nafta region."

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates three divisions with combined annual revenues of US$708 million for fiscal year 2001, and EBITDA of US$147 million, representing a margin of 21 percent. The Metal-Mechanical and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares Division includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for

the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuations.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth Intl.
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com

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